Exhibit 21.1

Vivos Therapeutics, Inc.

Subsidiaries of the Registrant

Entity Name	Place of Incorporation
First Vivos, Inc.	Texas
BioModeling Solutions, Inc.	Oregon
Vivos Therapeutics (Canada) Inc.	British Columbia
Vivos Management and Development, LLC	Colorado
Vivos Del Mar Management, LLC	California
Vivos Therapeutics DSO LLC	Colorado
Vivos Airway Alliance, LLC	Colorado
Colorado Vivos Therapeutics, Inc.	Colorado
Vivos Providers Network, LLC	Colorado
Airway Integrated Management Company, LLC	Colorado
Airway Intelligence Center, LLC	Utah
Sleep Center of Nevada, Rachakonda & Associates, PLLC	Nevada
Nevada Sleep and Airway, Patterson & Associates, PLLC	Nevada
AIM – Detroit, LLC	Colorado
Sleep Dentistry of Detroit, P.C.	Michigan
Sleep Medicine of Detroit, P.C.	Michigan